Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

February 1, 2016

VIA EDGAR

Ms. Sonia Barros, Assistant Director

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Growth Properties LLC
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted December 23, 2015
CIK No. 0001656936

Dear Ms. Barros:

On behalf of MGM Growth Properties LLC (the “Company”), a Delaware limited liability company, we submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the draft registration statement on Form S-11 (the “Draft Registration Statement”) of the Company, and have separately forwarded copies of Amendment No. 2 to you, marked to indicate changes to Amendment No. 1 to the Draft Registration Statement which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on December 23, 2015.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Ms. Sonia Barros, dated January 12, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary

Overview of MGM, page 2

1.	Please revise to define how you calculated enterprise value and include a reconciliation of your calculation.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to define the calculation of MGM’s enterprise value, which the Company based on MGM’s market capitalization (MGM’s common stock price as of September 30, 2015 multiplied by the amount of its outstanding common shares as of September 30, 2015) plus non-controlling interests and long-term debt, less cash and cash equivalents, each determined in accordance with U.S. GAAP as presented on MGM’s consolidated balance sheet. The Company respectfully submits to the Staff that given the newly added disclosure of the calculation methodology thereof, a reconciliation would not be necessary, and there would not be a comparable U.S. GAAP financial measure to use for such a reconciliation. Please see page 2 of Amendment No. 2.

Our Formation and Organizational Structure, page 12

2.	We note your response to previous comment 10. We continue to evaluate your response and may have further comment.

Response to Comment 2

Based on discussions between the Staff and the Company’s outside counsel, the Company understands that the Staff has no further comment.

Use of Proceeds, page 52

3.	We note your response to previous comment 13. We still believe that you should provide the requested disclosure. Please revise your disclosure to state the approximate amount of proceeds to be used for each purpose specified in this section and to provide the interest rate and maturity of such indebtedness.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to state the approximate amount of proceeds the Operating Partnership will use from its sale of Operating Partnership Units to the Company to repay indebtedness assumed from MGM (including the interest rate and maturity of such indebtedness) and to pay for fees and expenses related to the offering and Formation Transactions. Please see page 54 of Amendment No. 2.

Note 1 – Balance Sheet Pro Forma Adjustments, page 65

4.	We note your response to previous comment 17. Please further revise note (b) to include a table detailing the pro forma adjustments impacting the Long term debt line item.

Response to Comment 4

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to include a table detailing the pro forma adjustments impacting the Long term debt line item. Please see page 69 of Amendment No. 2.

5.	We note your response to previous comment 18. Please further revise note (c) to clarify that the deferred tax liability will be retained by MGM upon MGM’s contribution of the properties to the Operating Partnership.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to clarify that the deferred tax liability will be retained by MGM upon MGM’s contribution of the Properties to the Operating Partnership. Please see page 69 of Amendment No. 2.

Schedule III – Real Estate and Accumulated Depreciation, page F-26

6.	We note your response to previous comment 30. On page F-18, you disclose that certain assets are used to secure MGM’s senior credit facility. Further, in your response to previous comment 28, you state that some of the existing indebtedness is secured by MGM subsidiaries that own the real estate being contributed to the Operating Partnership. In light of these items, we continue to be unclear how you determined it was not necessary to disclose this information in your Schedule III. Please refer to Rule 12- 28 of Regulation S-X.

Response to Comment 6

In response to the Staff’s comment, the Company has revised the disclosure in the footnotes to Schedule III to describe which properties are used to secure MGM’s senior credit facility. Please see page F-26 of Amendment No. 2.

*    *    *

Conclusion

We thank the Staff for its attention and we look forward to hearing from you regarding the Draft Registration Statement. If I can be of any assistance during the Staff’s review of the enclosed Draft Registration Statement, please contact me by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Copies to:

John M. McManus, Executive Vice President, General Counsel and Secretary, MGM Resorts International

Michael J. Aiello, Partner, Weil, Gotshal & Manges LLP

Mark Schwed, Partner, Weil, Gotshal & Manges LLP

Kirk A. Davenport II, Partner, Latham & Watkins LLP

Julian T.H. Kleindorfer, Partner, Latham & Watkins LLP

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